JEFFERSON CAPITAL INTERESTS, INC.
4355 12TH STREET N. E.,
NAPLES, FL 33126
(888) 592-7387
Via Edgar

May 2, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: JEFFERSON CAPITAL INTERESTS, INC.

Request to Withdraw Registration Statement on Form SB-2 (RW)
SEC File Number 333-115846

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), JEFFERSON CAPITAL INTERESTS, INC. (the “Registrant”) hereby requests immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-115846), which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2004 along with any amendments and exhibits (the “Registration Statement”).

Management of the Registrant determined that it would be in the best interests of the shareholders to modify the business plan to abandon the Registrant’s intent of becoming a corporation required to fulfill the reporting requirements under the Securities Exchange Act of 1934 and abandon its public offering of securities and, instead, file a Form 211 and have the common stock of the Company tradable, pursuant to the rules and regulations of the Securities Act of 1933, as amended, on the “pink sheets”. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements. The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Company may undertake a subsequent private offering relying on and in conformation with the safe harbor provisions of Rule 155(c).

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrants’ counsel, Joseph I. Emas at (305) 531-1274.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (239) 304-5460, or the Company’s counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours,

By: /s/ Augustus A. Cervera Augustus A. Cervera President, Chief Executive Officer